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April 1, 2016

Via EDGAR

Katherine Hsu
Office Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:	RBC Covered Bond Guarantor Limited Partnership
Form 10-K for Fiscal Year Ended October 31, 2015
Filed January 28, 2016
File No. 333-181552-01

Dear Ms. Hsu:

This letter is in response to your letter dated March 28, 2016, regarding Form 10-K for Fiscal Year Ended October 31, 2015, filed January 28, 2016, by RBC Covered Bond Guarantor Limited Partnership (the “Guarantor”).  For your convenience we have set forth each of your comments below in italics followed by our response to each comment.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 4

1.
We note that RBC is filing one report on its assessment of compliance with applicable servicing criteria for the Covered Bonds as one party to the servicing function, but in two capacities – as Servicer and Cash Manager. We note, however, in your discussion of Item 1122 of Regulation AB in the body of the Form 10-K you have identified the Servicer and Cash Manager as separate servicing parties and indicated that each has provided a servicing assessment report and attestation report, which have been filed as exhibits. In a supplemental response dated May 14, 2013, you confirmed that you will revise the discussion of parties participating in the servicing function in future filings to conform to the information provided in the servicing criteria assessment of compliance. Please confirm in future filings the discussion in the body of the Form 10-K will conform to the information provided in the servicing assessment report and related attestation report.

We confirm that Royal Bank of Canada is filing the servicing criteria assessment of compliance in two capacities, as Servicer and Cash Manager.  We will revise the discussion of parties participating in the servicing function in future filings to conform to information provided in the servicing criteria assessment of compliance.

We confirm that the Guarantor acknowledges that:

▪	the Guarantor is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Guarantor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the responses above adequately address comments set forth in your letter of March 28, 2016.

Please direct any comments or inquiries to the undersigned at (202) 887-1563 or Jerry Marlatt at (212) 468-8024.

Sincerely,

/s/ David M. Lynn
David M. Lynn

cc:	David Power, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
Jerry Marlatt, Morrison & Foerster LLP